Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
June 22, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Attention:	Office of Mergers and Acquisitions, Mara L. Ransom, Special Counsel

Re:	Pharmos Corporation Schedule 14A filed by Lloyd I. Miller, III File No. 000-11550
Dear Ms. Ransom:
     On behalf of Lloyd I. Miller III, the following are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Mr. Miller’s Preliminary Proxy Statement (the “Proxy Statement”) on Schedule 14A (File No. 000-11550) that were received by letter, dated June 2, 2006 (the “Comment Letter”). The Staff’s comments and Mr. Miller’s responses thereto are set forth below, numbered as such comments were numbered in the Comment Letter.
     The revised preliminary proxy statement filed by Pharmos on June 16, 2006, indicates that Pharmos intends to delay its annual meeting and the election of directors until after the special meeting to approve the issuance of shares in the merger with Vela. Accordingly, Mr. Miller’s Proxy Statement has been revised to omit references to the annual meeting and the election of directors. For the special meeting, Mr. Miller is filing the proxy statement on his own behalf rather than on behalf of the Committee, because the special meeting does not involve the nomination of members of the Committee for election to the Pharmos Board of Directors. This change is a result of the change made to the Pharmos proxy statement and stockholder meetings.
1.	On a supplemental basis, advise us as to how your group was formed. How are the members of the group, specifically your nominees, affiliated with one another?

Response:	In accordance with Comment 1, the Proxy Statement has been revised on pages 2-3 to include background information on the formation of the Committee for New Leadership (the “Committee”). Each member of the Committee is a shareholder of Pharmos that independently opposes the proposed merger with Vela. The members of the Committee are not affiliated with one another.
2.	Advise us with a view toward disclosure, why all of the nominees have not been identified on the cover page of the proxy statement as persons filing the Schedule 14A or revise to include them. Similarly, tell us why you have not amended your Schedule 13D

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

to include the other participants as a group, pursuant to Rule 13d-5(b), considering it would appear that you are acting together for purposes of voting the securities of the Company.

Response:	The cover page of the Proxy Statement for the special meeting identifies Mr. Miller, because Mr. Miller is filing the Schedule 14A on his own behalf for the special meeting.
The members of the Committee are independent shareholders who are not affiliates of one another and who retain discretion to make independent investment and voting decisions. However, in the interest of providing additional disclosure in response to Comment 2, a Schedule 13D will be filed on behalf of members of the Committee. By filing the Schedule 13D, the members of the Committee do not concede they are a “group” for purposes of the Securities Exchange Act of 1934 or that they hold shares of Pharmos common stock for the purpose of changing or influencing control of Pharmos. On June 21, 2006, Mr. Miller’s Schedule 13D, initially filed with the SEC on April 3, 2006, has been amended to reflect Mr. Miller’s recent acquisitions of Pharmos common stock.

3.	Please ensure that the proxy statements and accompanying proxy card are clearly identified as preliminary versions. See Rule 14a-6(c)(1).

Response:	In accordance with Comment 3, the Proxy Statement and the accompanying proxy card have been revised and clearly identified as preliminary materials.
4.	In an appropriate place in this proxy statement, please specifically indicate whether each of your nominees has consented to be named in the proxy statement. See Rule 14a-4(d).

Response:	The revised preliminary proxy statement filed by Pharmos on June 16, 2006, indicates that Pharmos intends to delay its annual meeting and the election of directors until after the special meeting to approve the issuance of shares in the merger with Vela. In accordance with Comment 4, the Committee’s Proxy Statement for the annual meeting will be revised to include a statement reflecting the consent of each of the Committee’s Nominees to being named in the Proxy Statement and to serving as a director, if elected.
5.	Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief.

Response:	In response to Comment 5, the Proxy Statement has been revised to include a section entitled “Statement of Support,” which describes the basis for the opinions or beliefs expressed by Mr. Miller, including the statements identified by the Staff in Comment 5A through 5C. The statement referred to in Comment 5D has not been included in the revised Proxy Statement.
5.A.	Management nominees “current service on the Board has been marked by cash burn and a dramatic fall in Pharmos stock price,” on page 1, as well as a similar statement on page 5 under “Electing new members to the Board is urgent;”

5.B.	“The initial and ongoing contingent issuances of Common Stock...will be unduly dilutive to all existing Pharmos shareholders,” on page 2;

5.C.	“...the combined company would face increased demands for cash, faster cash burn and diversion of funding from Pharmos products to Vela products,” on page 2; and

5.D.	“We believe that the current Pharmos Board...increases the likelihood that the Board will simply serve to ‘rubber stamp’ decisions, such as the decision to enter in the Merger with Vela,” on page 6.
6.	You indicate on page 1 that “the only way to block the merger is to vote against the issuance of additional stock and for new leadership on the board.” Why wouldn’t simply voting against the issuance of additional stock be enough to block the merger? Please revise to clarify why you believe both actions are necessary.

Response:	The revised preliminary proxy statement filed by Pharmos on June 16, 2006, indicates that Pharmos intends to delay its annual meeting and the election of directors until after the special meeting to approve the issuance of shares in the merger with Vela. Accordingly, and in response to Comment 6, page 1 of the Proxy Statement has been revised to remove the phrase “and for new leadership on the board” from the statement identified above.

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

Reasons to vote against the proposed merger, page 2
7.	We note your indication that the “later contingent issuances of shares by Pharmos...will result in more that 50% of the outstanding shares of Pharmos Common Stock being held by the existing Vela owners.” Please revise to clarify that you believe that it may result in such percentage, considering it is not clear what the capitalization of the Company will be at the time those shares are issued, if they are issued at all. Further, please revise to briefly elaborate upon the contingent nature of the issuance of such shares so that readers can appreciate under what circumstances those shares will be issued, if at all.

Response:	In response to Comment 7, a section has been added to the Proxy Statement on pages 3-5 under the heading “Statement of Support,” which briefly elaborates on the contingent nature of the issuance of additional shares in connection with the proposed merger. Additional disclosure and clarifying language has been added on page 4.
Reasons to vote for the committee’s nominees to the Pharmos Board, page 5
8.	We note your indication that “[i]f independent voices are not added in 2006 to the Pharmos Board, the Board will continue to have free reign to approve other dilutive transactions in the future.” Please also indicate that there is no assurance that, if elected, your nominees will be able to block any such future transactions considering they will constitute a minority of the Board of Directors.

Response:	The revised preliminary proxy statement filed by Pharmos on June 16, 2006, indicates that Pharmos intends to delay its annual meeting and the election of directors until after a special meeting held to approve the issuance of shares in the merger with Vela. Accordingly, disclosure relating to the election of directors has been deleted from Mr. Miller’s proxy statement for the special meeting. A separate proxy statement will be filed to nominate directors at the annual meeting, and, in accordance with Comment 8, will indicate that the Committee’s nominees will hold a minority position on the Board, if elected.
9.	Please elaborate upon exactly how your nominees will be committed to “developing existing products, reducing cash burn, and partnering with other companies...” If you have no specific plans in mind, please indicate this. Again, please indicate that there is no assurance that, if elected, they will be able to “maximize shareholder value.”

Response:	In accordance with Comment 9, a section under the heading “Background of Opposition to the Merger” has been added to the Proxy Statement to provide further information on policies supported by Mr. Miller. Please see page 3.
The Committee currently intends to file a separate proxy statement to nominate directors at the Pharmos annual meeting, and, in accordance with Comment 9, to disclose that the Committee’s nominees will hold a minority position on the Board, if elected, and cannot provide assurances that they will be able to maximize shareholder value.

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

10.	You indicated that the Committee’s nominees to the Pharmos Board of Directors are “independent and experienced.” Clarify what you mean by your reference to “independent.” Is this your definition of is this the definition as applied by the listing standards of the NASDAQ? If this constitutes your definition, briefly define it for readers.

Response:	The Committee currently intends to file a separate proxy statement to nominate directors at the annual meeting, and, in accordance with Comment 10, will define the term “independent,” as it is used to describe the Committee’s nominees to the Pharmos Board.
11.	So as to put your current solicitation in context, explain why Mr. McKee left the company so recently, considering you now seek to place him on the Board of Directors.

Response:	In response to Comment 11, Annex A of the Proxy Statement has been revised to include additional information concerning Dr. McKee’s prior employment at Pharmos. Since the prior filing of the proxy statement, Pharmos has disputed the terms of Dr. McKee’s severance agreement and has filed a lawsuit against Dr. McKee.

Mr. Miller believes that Pharmos is prohibited under Rule 14a-11 from citing unsupported allegations taken from its own lawsuit to impugn the character of Dr. Mckee or other members of the Committee. The filing of this lawsuit by Pharmos should not provide an exception to the standards set forth in Rule 14a-11, which require statements filed under the proxy rules to be duly supported by facts. Such statements may be misleading if they impugn character or reputation.
Questions and Answers about the Committee’s nominees, page 6
12.	“Will the committee’s Nominees serve, if elected, to the Pharmos Board?” You reserve the right to substitute nominees in the event that those you have identified decline or are unable to serve. Provide us with the authority upon which you will be able to make such substitution without resoliciting shareholders and how such substitution would be consistent with Pharmos’ advance notice bylaw provision. In this regard, we note you mention on page 10 that you must indicate any substitutions at least five days prior to the Annual Meeting.

Response:	In light of the fact that the Committee does not intend to make any substitutions for the named nominees, the Proxy Statement for the annual meeting will be revised to delete the statements referenced in Comment 12.

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

Proxy solicitation and expenses, page 12
13.	We note that you may employ various methods to solicit proxies including mail, telephone, telefax, telegraph, the Internet, email, newspapers and other publications. Please be advised that all written soliciting materials, including any scripts to be sued in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rules 14a-6(b) and (c). Please confirm your understanding.

Response:	In response to Comment 12, the Committee confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.
14.	Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N. 17 of the Division of Corporations Finance’s Manual of Publicly Available Telephone Interpretations, which can be found at www.sec.gov.

Response:	In response to Comment 14, the Proxy Statement has been revised by removing all references to solicitation of proxies via the Internet as the Committee does not currently intend to solicit proxies via the Internet.
15.	We note that you intend to seek reimbursement from the Company for your expenses. Please revise to state whether the question of such reimbursement will be submitted to a vote of security holders. See Item 4(b)(5) of Schedule 14A.

Response:	In response to Comment 15, page 13 of the Proxy Statement has been revised to include a statement to clarify that the Committee does not seek to submit the question of reimbursement of expenses to a vote of the security holders.
Other Matters to be Voted Upon, page 12
16.	Refer to the last paragraph of this section. We note that you assume no responsibility for whether the information provided by others is accurate or complete. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

Response:	Language in the Proxy Statement has been clarified in accordance with Comment 16.
Other Matters to be Voted Upon, page 13
17.	We note that you refer readers to the proxy statement and form of proxy distributed by the Company here and elsewhere in your proxy solicitation materials. Further, we understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the company to provide this required information before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Pharmos distributes the information to security holders would be inappropriate.

Response:	The Committee does not intend to commence mailing of its Proxy Statement prior to the Company’s announcement of a time and date for the Special Meeting or Annual Meeting, respectively. When this information is announced, the Committee’s proxy statement will be revised and refiled before mailing.

In this regard, Mr. Miller notes that Pharmos has not filed any meeting dates and has failed to provide a list of shareholders in response to his request dated May 30, 2006, contrary to Rule 14a-7.
Relationship between the Company and the Committee’s nominees and the Company, page A-1
18.	Please ensure that you have provided all of the required participant information, pursuant to Item 5(b) of Schedule 14A. For example, please ensure that you have indicated whether any of the participants are a party to a contract, arrangement or understanding with any person with respect to any securities of the company, pursuant to Item 5(b)(1)(viii).

Response:	In accordance with Comment 11, Annex A of the Proxy Statement has been revised to state that none of the members of the Committee is a party to a contract, arrangement or understanding with any person with respect to any securities of the company except as disclosed.

Securities and Exchange Commission
Attn: Mara L. Ransom, Special Counsel
June 22, 2006

     As requested in the Staff’s letter, in connection with responding to the Staff’s comments, Mr. Miller and the members of the Committee acknowledge that:
•	The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /S/ Melinda Brunger Melinda Brunger

Enclosures

cc:	Lloyd I. Miller, III Raymond E. McKee Gerard Soula